Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
REXAHN PHARMACEUTICALS, INC.

Rexahn Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.       The name of the Corporation is Rexahn Pharmaceuticals, Inc.

2.           Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby amended by replacing the second paragraph thereof with the following:

“Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, pursuant to the Delaware General Corporation Law, each 4 shares of Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s common stock, $0.0001 par value per share (the “New Common Stock”), without any action by the holder thereof (the “Reverse Stock Split”) and without increasing or decreasing the authorized number of shares of Common Stock or the Corporation’s preferred stock, par value $0.0001 per share. No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of New Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the New Common Stock on the Nasdaq Capital Market at the close of business on the date of the Effective Time, rounded up to the nearest whole cent. Each certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, shall thereafter represent that number of whole shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificate shall have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Effective Time); provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificate shall have been reclassified and combined.”

3.           This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.           This Certificate of Amendment shall become effective as of 4:01, Eastern Time on November 5, 2020.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this 5th day of November, 2020.

REXAHN PHARMACEUTICALS, INC.

By:	/s Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer